Exhibit 99.1

News Release

MediWound Reports First Quarter 2014 Financial Results

YAVNE, Israel (May 2, 2014) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, reports today its financial results for the three months ended March 31, 2014.

Highlights of the first quarter of 2014 and recent weeks include:

•
Raised approximately $80 million in a U.S. initial public offering (IPO) of 5.75 million ordinary shares at $14.00 per share, which included the full exercise of the underwriters’ option to purchase additional shares.

•	Generated initial revenues from sales of NexoBrid following its launch in Germany to burn specialists who treat patients in burn centers and hospital burn units.
•	Executed a distribution agreement in Latin America for the marketing and distribution of NexoBrid in Argentina, pending market authorization, as disclosed in the prospectus.

“The first quarter of 2014 was a transformative time for MediWound during which we positioned our Company to continue the marketing of NexoBrid in Europe and the regulatory approval process in the United States,” stated Gal Cohen, President and Chief Executive Officer of MediWound.  “We are very excited to have completed our U.S. IPO and listing on the NASDAQ Global Market, as it provides us with growth capital to expand our marketing infrastructure in Europe, execute our planned clinical studies including the Phase III trial for NexoBrid in the United States and our pediatric trial in the European Union and to scale-up the Company's manufacturing capabilities.

“We launched NexoBrid in Germany in December 2013, and our efforts there have commenced well.  Our strategy is to initiate direct sales to burn centers by utilizing tools that illustrate both the clinical and the economic benefits of NexoBrid for the treatment of severe burn wounds.  The reception from physicians has been positive and highly encouraging.  We look forward to expanding the use of NexoBrid into other European countries in the coming quarters and plan to expand the access of NexoBrid to other international markets through agreements with local distributors.  In parallel, we will work to obtain reimbursement coverage.  Central to that effort is data demonstrating that NexoBrid has the ability to promptly and effectively remove the eschar from a wound, thereby allowing clinicians to visually assess burn severity, which results in significantly reduced surgical burden on patients and overall favorable long-term outcomes, while reducing the burden on health systems.

“We expect to achieve a number of value-creating milestones throughout the balance of the year,” concluded Mr. Cohen.

First Quarter Financial Results

The Company generated initial insignificant revenues from sales of NexoBrid in the first quarter of 2014, after launching NexoBrid in December 2013 in Germany, which included preliminary onsite training and hands-on demonstrations in burn centers throughout Germany.

Operating expenses for the first quarter of 2014 were $4.3 million compared with $1.4 million in the first quarter of 2013.  The increase was primarily due to $1.1 million of commercial activities associated with building the European marketing infrastructure and $1.2 million increase in non-cash share based compensation expenses.

For the first quarter of 2014, the Company posted a net loss of $0.7 million, or $0.05 per share.

Adjusted EBITDA, as defined below, for the first quarter of 2014 was $3.1 million compared with $1.3 million for the same quarter last year.

Balance Sheet Highlights

As of March 31, 2014, the Company had $80.6 million in cash and cash equivalents and working capital of $78.5 million.  The Company used $3.2 million during the quarter to fund operating activities.

On March 25, 2014, the Company closed its U.S. IPO and listed 5,750,000 of its ordinary shares on the NASDAQ Global Market. The public offering price was $14.00 per share. After deducting the underwriting discount and the offering expenses, the net proceeds from the offering amounted to $72 million.

During 2014, the Company plans to continue to build our marketing infrastructure in Europe, fund further clinical development of NexoBrid, support efforts to obtain regulatory approvals worldwide and initiate our plans to scale up manufacturing capabilities.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, impairment, restructuring and further eliminates the effect of share based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe that the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not  believe are reflective of our ongoing operating results when budgeting, planning and forecasting, determining  compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.
MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and has been launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the FDA or the EMA regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka	Anne Marie Fields
Chief Financial & Operation Officer	Senior Vice President
MediWound Ltd.	LHA
ir@mediwound.co.il	212-838-3777
afields@lhai.com

- Financial Tables to Follow -

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2014	2013
CURRENT ASSETS:
Cash, cash equivalents and short term deposits	80,570	9,553
Accounts receivable	2,455	2,512
Inventories	809	-
	83,834	12,065
LONG-TERM ASSETS:
Long term deposits and deferred costs	140	204
Property, plant and equipment, net	1,110	1,136
Intangible assets, net	987	1,004
Other assets	417	417
	86,488	14,826
CURRENT LIABILITIES:
Current maturities of Financials Liabilities	314	-
Accounts payables and accruals	5,032	2,023
	5,346	2,023
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants, net of current maturities	6,714	6,604
Contingent consideration for the purchase of treasury shares, net of current maturities	17,115	16,800
Warrants to shareholders	-	9,200
Severance pay liability, net	3	3
	23,832	32,607
SHAREHOLDERS' EQUITY (DEFICIT)	57,310	(19,804)
	86,488	14,826

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2014	2013
Revenues	50	-
Cost of revenues	170	-
Gross loss	(120)	-
Operating expenses:
Research and development, net of participations	1,465	757
Selling and marketing	1,615	240
General and administrative	1,267	411
Total operating expenses	(4,347)	(1,408)
Operating loss	(4,467)	(1,408)
Financial income	4,523	-
Financial expense	(791)	(885)
Loss from continuing operations	(735)	(2,293)
Loss from discontinued operation	(14)	(845)
Loss for the period	(749)	(3,138)
Foreign currency translation adjustments	(10)	-
Total other comprehensive loss	(10)	-
Total comprehensive loss	(759)	(3,138)

Basic and diluted loss per share:
Loss from continuing operations	(0.05)	(0.15)
Loss from discontinued operation	(* )	(0.05)
Net loss per share	(0.05)	(0.20)
Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	15,749	15,707

(*)           Represents less than $ 0.01

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2014	2013
Cash Flows from Operating Activities:
Net loss	(749)	(3,138)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Loss from discontinued operation	14	845
Depreciation and amortization	117	65
Revaluation of warrants to shareholders	(4,491)	-
Share-based compensation	1,261	59
Revaluation of liabilities in respect of Chief Scientist government grants	141	222
Revaluation of contingent consideration for the purchase of treasury shares	586	500
Accrued interest in respect of financial loans	-	168
Other Financing expenses, net	(14)	(6)
	(2,386)	1,853
Changes in asset and liability items:
Increase in trade receivables	(16)	-
Decrease in other receivables	8	44
Increase in inventories	(809)	(17)
Decrease in trade payables	(359)	(198)
Increase in other payables	1,092	219
	(84)	48
Net cash used in continuing operating activities	(3,219)	(1,237)

Net cash used in discontinued operating activities	(14)	(424)

Net cash flows used in operating activities	(3,233)	(1,661)

Cash Flows from Investing Activities:
Purchase of property and equipment	(74)	(25)
Interest received	3	-
Proceeds from (investment in) short term bank deposits, net of investments	2,500	-

Net cash provided by (used in) investing activities	2,429	(25)

Cash Flows from Financing Activities:
Proceeds from exercise of options	208	279
Proceeds from issuance of shares and warrants, net	74,082	-
Proceeds from shareholders' loans	-	1,445
Proceeds from the Chief Scientist government grants	12	-

Net cash provided by financing activities	74,302	1,724
Exchange rate differences on cash and cash equivalent balances	19	6
Increase in cash and cash equivalents from continuing activities	73,531	468
Decrease in cash and cash equivalents from discontinued activities	(14)	(424)
Balance of cash and cash equivalents at the beginning of the period	7,053	337
Balance of cash and cash equivalents at the end of the period	80,570	381
Significant non-cash activities:
Exercise of cashless warrants into shares	4,709	-
Unpaid issuance expenses	2,258

ADJUSTED EBITDA

U.S. dollars in thousands

	Three months ended
	March 31,
	2014	2013
Loss for the period	(749)	(3,138)
Adjustments:
Financial (expenses) income, net	3,732	(885)
Other expenses *	(14)	(845)
Depreciation and amortization	(117)	(65)
Share-based compensation expenses **	(1,261)	(59)
Total adjustments	2,340	(1,854)
Adjusted EBITDA from continuing operation	(3,089)	(1,284)

* Loss from discontinued operation

** Share-based compensation expenses:
Cost of revenues	132
Research and development	346	20
Selling and marketing	302
General and administrative	481	39
Share-based compensation expenses	1,261	59

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